SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No x

<u>EXHIBIT LIST</u>

<table>
<tr><td><u>Exhibit</u></td><td><u>Description</u></td><td>Sequential
<u>Page Number</u></td></tr>
<tr><td></td><td>• Press Release, Naspers Limited announces provisional results for the year ended 31 March 2005, dated 29 June 2005</td><td></td></tr>
<tr><td></td><td>• Formal announcement - Naspers Limited provisional report for the year ended 31 March 2005, dated 29 June 2005</td><td></td></tr>
<tr><td></td><td>• Declaration of dividend no. 76, dated 29 June 2005</td><td></td></tr>
</table>

Press release:
South Africa, 29th June 2005 - Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced provisional results for the financial year 31 March 2005.

CORE BUSINESSES PROFITABLE, STRONG CASH FLOWS

Naspers reported favourable results with revenues up 9% to R14 billion, core headline earnings of 501 cents per share, and free cash flow of R1.4 billion.

Naspers chairman Ton Vosloo commented: "Over the past few financial years the group has reported a trend of earnings and cash flow growth. This evolved partly as a consequence of the extensive investments made in earlier years now coming to fruition, and partly because of favourable macro-economic conditions in most of the major markets in which we operate."

The pay TV businesses grew their subscriber bases by a net 150 000, and the Greek business swung around from being loss-making to profitability. The group now manages 2.3 million pay TV subscribers across its markets in 50 countries. The print media business had an exceptional year, buoyed by robust advertising revenues. These factors all contributed to growth over the year.

The company cautioned shareholders that the rate of earnings growth achieved over the past year will be impossible to maintain. This was due to the fact that growth came off a low base and because exceptionally favourable economic conditions are prevailing in the major markets in which the group operates. The media business is cyclical and there are no indications as to how long such favourable conditions will continue.

During the year MIH acquired a minority stake in Beijing Media Corporation, one of China's leading newspaper companies, with its flagship newspaper, *Beijing Youth Daily*. MIH is the first foreign company to become a substantial investor in a listed newspaper in China.

The real-time communications platform, Tencent, was listed on the Hong Kong Stock Exchange in June last year. This business continued to perform well, despite increased competition.

Koos Bekker, Naspers CEO, commented: "Looking forward, shareholders can expect that we will continue investing in R&D in our technology businesses. We are also funding development of other businesses that are in a young stage of their life-cycle. New ventures within our field of expertise, especially in developing countries, may in time add value. We believe, but cannot guarantee, that this approach will continue to deliver growth into the future."

Vosloo said: "As previously reported, we are committed to developing further broad-based black economic empowerment drives. We are awaiting finalisation of the ICT charter and the codes of good practice, and thereafter we will finalise our own initiative."

It was recommended that the dividend increased from 38c to 70c.

For further information:

Steve Pacak
Tel: +27 21 406 3585
Koos Bekker
Tel: +27 21 406 3676

The complete results are available on the Naspers website at http://www.naspers.com

----

IMPORTANT INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.



Naspers Limited
(Registration number 1925/001431/06)
ISIN: ZAE000015889   JSE share code: NPN
("Naspers")

Provisional Report

Summary of the audited results of the Naspers group for the year ended 31 March 2005

GROUP OVERVIEW

Over the past few financial years the Naspers group has reported a trend of strong earnings and cash flow growth. This trend evolved partly as a consequence of the extensive investments made in earlier years now coming to fruition, and partly because of favourable macro-economic conditions prevailing in most of the major markets in which we operate.

This pattern of growth continued over the past year and is reflected in core headline earnings that improved to R1 388 million. This growth was achieved despite a modest increase of only 9% in revenues.

Another key determinant of growth over the past year was the performance of the pay-television businesses, particularly the Greek operations which turned from being loss-making to profitability. The print media business had an exceptional year, buoyed by robust advertising revenues. Our investment in Tencent, the Chinese-based instant messaging business, also delivered satisfactory results.

Looking ahead, shareholders are cautioned that the rate of earnings growth achieved over the past year will be impossible to maintain. This strong growth rate came off a low base, and is influenced by exceptional economic conditions in the major markets in which we operate. We have no indication how long such favourable conditions will continue, other than the probability that at some point the pace of economic growth will decline.

In addition, the application of South African Statements of Generally Accepted Accounting Practice ("SA GAAP") artificially boosted headline earnings in the current year. R470 million of this relates to the creation of deferred tax assets, and R360 million to accounting for foreign exchange contracts in terms of AC 133. It is highly improbable that such an artificial boost to earnings will recur and, as a consequence, it is likely that headline earnings will be negatively impacted next year.

The group has a two-pronged strategy for growth. Firstly, we remain focused on organically growing our existing businesses to their full potential. In addition, we investigate new ventures within our field of expertise, especially in developing countries, where we believe we can add value. We believe, but cannot guarantee, that this approach will continue to deliver growth into the future.

FINANCIAL REVIEW

Group revenues grew by 9% to almost R14 billion over the past year. This modest growth was partly the result of the strong rand against most major currencies, which dampens the impact of our offshore revenues. Offshore revenues presently comprise 27% of our consolidated revenue base.

In addition, the change in accounting for our investment in Tencent also had an impact on revenue growth. Up to 1 July 2004 we proportionately consolidated the revenues of Tencent. After that, Tencent's results have been equity accounted. On a comparable basis the group's revenue, excluding Tencent's contribution, increased by 12%.

Amortisation and impairment charges declined due to the adoption of AC 129 – Intangible Assets, which resulted in the group ceasing the illogical amortisation of goodwill previously demanded by accounting standards. Goodwill is now reviewed annually and impaired only where appropriate. In the current year adjustments to goodwill of R126 million were expensed due to the creation of deferred tax assets.

Finance costs were substantially lower than last year, although this charge is distorted by the inclusion of fair value adjustments on derivatives required by AC 133, reflected in the analysis of finance costs below. However, as a result of the reduced levels of debt in the group, net interest paid on borrowings and finance leases was R102 million compared to R341 million last year.

The equity accounted results comprises mainly our share of Tencent's earnings. As explained above, Tencent was equity accounted from 1 July 2004. On an annualised basis, Tencent grew its net profits by 5%.

Exceptional items during the period amounted to R562 million net, comprising mainly:

a) a book profit of R358 million flowing from the listing of Tencent;

b) a book profit of R216 million flowing from the restructuring of our pay-television interests in Greece.

The tax charge on the income statement has been reduced by a net R470 million because of the creation of deferred tax assets as required by SA GAAP.

The net effect of our results for the year is headline earnings of R2 167 million. Shareholders will recall that we have previously warned that "headline earnings" has no credibility as an appropriate measure of true sustainable operating performance. We prefer using "core headline earnings" as a more appropriate measure of true sustainable operating performance. An analysis of the difference between these two metrics is reflected below in the section "calculation of core headline earnings". A major item in the period related to fair value adjustments on FECs required in terms of AC 133. It is our view that this application of AC 133, which inflated headline earnings by R360 million in the period, ignores economic reality.

In addition, we are required by SA GAAP to create deferred tax assets of R470 million flowing mainly from assessed losses in our Greek pay-television operations. We believe it is imprudent to include this in a measure of sustainable performance, as it artificially boosts headline earnings and is unlikely to recur.

Adjusting for these and other items set out in the above analysis, we calculate core headline earnings to be R1 388 million.

Cash flows were positively impacted by favourable trading results and cash generated by operations improved to R2 368 million for the year.

SEGMENTAL REVIEW

Revenues and operating profits of the key business segments were as follows:

	Revenue 2005 R'm	Revenue 2004 R'm	%	Ebitda 2005 R'm	Ebitda 2004 R'm	%
Electronic media	9 174	8 661	6	2 484	1 865	33
– pay television	8 122	7 299	11	2 549	1 713	49
– technology	289	315	(8)	(112)	(9)	(1 144)
– internet	763	1 047	(27)	47	161	(71)
Print media	4 782	4 141	15	849	602	41
– newspapers, magazines and printing	3 374	2 820	20	728	505	44
– book publishing and private education	1 408	1 321	7	121	97	25
Corporate services	3	2	50	(42)	(28)	(50)
	13 959	12 804	9	3 291	2 439	35

	Operating profit before amortisation and impairment 2005 R'm	2004 R'm	%	Operating profit 2005 R'm	2004 R'm	%
Electronic media	2 074	1 385	50	1 894	919	106
– pay television	2 211	1 336	65	2 069	1 063	95
– technology	(128)	(23)	(457)	(144)	(63)	(129)
– internet	(9)	72	–	(31)	(81)	62
Print media	701	449	56	690	400	73
– newspapers, magazines and printing	610	388	57	606	373	62
– book publishing and private education	91	61	49	84	27	211
Corporate services	(44)	(30)	(47)	(44)	(30)	(47)
	2 731	1 804	51	2 540	1 289	97

ELECTRONIC MEDIA

Pay Television

In aggregate, the pay-television subscriber base increased by 150 000 households over the period and the group now manages 2,3 million subscribers across various countries and platforms. This growth in the subscriber base, together with other factors mentioned below, resulted in strong operating profits before amortisation.

The pay-television business in Greece turned around from a loss of R69 million in the prior year to an operating profit before amortisation of R171 million. Net growth in the region was 13 000 to reach 364 000 subscribers by year-end, of which 60% are on the digital platform.

In South Africa, the subscriber base grew by 72 000 to 1,14 million. This was achieved through compelling content on the DStv bouquet as well as the introduction of a lower-priced decoder and a niche bouquet.

In sub-Saharan Africa, the subscriber base expanded by 44 000 to 336 000. This growth came primarily from developing niche markets. In line with this strategy, nine new Portuguese channels were added, resulting in Angola being the fastest growing sub-Saharan market. In addition, 11 new channels were introduced onto the French bouquet, which is primarily focused on the Democratic Republic of Congo. We are substantially increasing our investment in the production of local programming to grow the Nigerian market, the largest in Africa.

In Thailand, the subscriber base grew by 24 000 compared to a decline in the prior year. The total subscriber base is now 461 000 subscribers, of which 73% are on the digital platform.

Technology

This segment, comprising our investment in Irdeto Access and Entriq, reflected an operating loss before amortisation of R128 million as a consequence of the intense development of new technology and services taking place in both companies.

Irdeto's development is focused on expanding its product base into mobile devices and handheld digital video broadcasting. Entriq is investing in content protection and subscriber management services for the rapidly growing broadband market. We anticipate substantial investment in both businesses during the years ahead.

Internet

The manner in which we reflect the financial performance of the internet segment was impacted by the change of accounting treatment of Tencent, reported above. As such, this segment reflects a decline in revenue and an operating loss before amortisation of R9 million. Proportionately consolidating the results of Tencent into this segment would convert this into an operating profit before amortisation of R78 million.

In South Africa, MWEB had 325 000 dial-up and 19 000 broadband customers at year-end. In addition, it services some 650 leased-line customers. In the rest of Africa, services are being developed in Namibia, Nigeria and Zimbabwe.

MWEB Thailand extended its position as a leading portal in Thailand with 4,3 million unique visitors per month and 501 000 members of its services.

Sportscn, our sports portal in China, developed several new products during the year. Sportscn attracts approximately 1,3 million unique daily visitors and its SMS service has grown to 114 000 subscribers.

Tencent maintained its leading position in the online community in China, with some 13 million peak simultaneous instant-messaging users and over 149 million active user accounts. During the year, a wide range of new value-added services was launched, including music streaming, games offerings and expansion of the *QQ.com* portal.

Tencent also completed an initial public offering on the Hong Kong Stock Exchange. In the year ahead, we expect earnings volatility and increased competition from both local and foreign companies in this business.

PRINT MEDIA

Newspapers, Magazines and Printing

The newspaper and magazine businesses benefited from robust advertising growth in South Africa. Revenues in this segment grew by 20%. Coupled to satisfactory circulation levels and the growth of some new titles, this translated into operating profit before amortisation of R610 million.

In the newspaper business, growth in circulation came mainly from the new tabloid format titles launched over the past few years, ie *Daily Sun, Sunday Sun, Soccer Laduuuuuma* and *Son*.

The magazine business also benefited from the advertising boom, although early indications are that magazines' advertising growth rate has already started to slow.

During the year under review, a number of titles were launched elsewhere on the continent, specifically in Nigeria, Kenya and Angola.

The magazine and commercial printing business, Paarl Media, performed well in a highly-competitive market.

MIH acquired a 9,9% strategic stake in Beijing Media Corporation (BMC), one of China's leading newspaper companies, with its flagship newspaper, the *Beijing Youth Daily*. MIH is the first foreign company to become a substantial strategic investor in a listed newspaper in China. Subsequent to listing on the Hong Kong Stock Exchange, BMC has reported results in line with market expectations.

Looking ahead, it is common knowledge that spending on print advertising is cyclical and we remain uncertain about the duration of the current favourable conditions. The rate at which new magazine titles have recently been launched into an already competitive South African market is also a cause for caution.

Book Publishing and Private Education

The book publishing and private education business had a satisfactory year, growing operating profit before amortisation by 49% to R91 million.

The book division continued the improvements recorded last year. In addition to earnings growth, it maintained sound working capital control. The e-trader, *Kalahari.net* and the ticketing business, *Computicket*, also recorded strong growth.

The private education business had mixed results. While two of its three divisions recorded improved trading results, the face-to-face business still needs to adjust to the cost implications of complying with the rigorous accreditation requirements being implemented by the department of education in South Africa.

BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

The group would like to assist the drive to incorporate previously disadvantaged communities into the formal South African economy. In addition to the contributions we have already made, Naspers is committed to developing further broad-based empowerment initiatives. The finalisation of the ICT sector charter and the codes of good practice are imminent. Once completed, the group will finalise its own broad-based black economic empowerment (BEE) initiative.

We are also proud of the community service provided by our various publications, channels and platforms.

As part of our commitment to transformation, Naspers continues to invest in employment equity. This was also reflected in recent appointments.

Dr Musa Shezi was recently appointed chief executive of Via Afrika. He was general manager for school and academic publishing, where Dr Shezi distinguished himself, before being appointed as the overall book division's chief executive. Imtiaz Patel was promoted to chief executive of SuperSport South Africa. At the newspaper division, Themba Khumalo was appointed editor of our largest publication, *Daily Sun*, and Andrew Koopman of the Cape *Son*.

We are also proud of the fact that 38% of our board already consists of people from previously disadvantaged communities, and 25% are women. At the same time we realise that our group will have to take transformation even further, and we hope to do so within the next few years.

DIVIDEND

The board has recommended that the annual dividend be increased by 84% to 70 cents (previously 38 cents), per N ordinary share and 14 cents (previously 7 cents) per unlisted A ordinary share. If approved by the shareholders, the dividends are payable to shareholders recorded in the books on 9 September 2005 and will be paid on 12 September 2005. The last date to trade *cum* dividend will be on 2 September 2005.

ACCOUNTING POLICIES

The accounting policies used in this report comply with South African Statements of Generally Accepted Accounting Practices and are consistent with those applied in the prior year, except for:

– the adoption of AC 140 – Business Combinations and the revised statements of AC 128 – Impairment of Assets and AC 129 – Intangible Assets. These statements have been applied from 1 April 2004 in terms of their respective transitional provisions. In terms of AC 129 goodwill is no longer amortised. The effect of the adoption of AC 140 and AC 128 was immaterial for the period under review

– the adoption of AC 501 – Accounting for South African secondary tax on companies (STC), whereby the group is required to raise deferred tax assets on unutilised STC credits to the extent that it is probable that it will be utilised in the future. The group carried a deferred tax asset of R63 million relating to STC credits at 31 March 2005. The standard was applied retrospectively with the restatement of comparatives.

A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board

Ton Vosloo
Chairman

Koos Bekker
Managing director

Cape Town
29 June 2005

Abridged Income Statement

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Revenue	13 959	12 804
Earnings before interest, tax, depreciation and amortisation (Ebitda)	3 291	2 439
Depreciation	(560)	(635)
Operating profit before amortisation and impairment	2 731	1 804
Amortisation and impairment of intangible assets	(191)	(484)
Impairment of programme rights	–	(31)
Operating profit	2 540	1 289
Net finance costs	(224)	(664)
Share of equity-accounted results	96	3
Exceptional items	562	48
Profit before taxation	2 974	676
Taxation	(254)	(172)
Minority interest	(120)	(129)
Net profit attributable to shareholders	2 600	375
Earnings per N ordinary share (cents)		
– basic	938	145
– fully diluted	882	141
Headline earnings per N ordinary share (cents)		
– basic	781	303
– fully diluted	735	295
Core headline earnings per N ordinary share (cents)	501	208
Proposed dividend per N ordinary share (cents)	70	38
Proposed dividend per A ordinary share (cents)	14	7
Number of shares issued ('000)		
– at year-end	282 560	261 619
– weighted average for the period	277 294	257 814
– fully diluted weighted average	294 663	265 188

Abridged Balance Sheet

	31 March 2005 R'm	31 March 2004 R'm
ASSETS		
Non-current assets	8 454	6 382
Property, plant and equipment	3 352	3 274
Goodwill and other intangibles	2 966	2 491
Investments and loans	1 220	70
Programme and film rights	48	40
Deferred taxation	868	507
Current assets	7 118	6 761
Total assets	**15 572**	**13 143**
EQUITY AND LIABILITIES		
Share capital and reserves	6 630	3 231
Minority interest	223	237
Non-current liabilities	2 954	2 873
Capitalised finance leases	1 785	1 921
Liabilities – interest-bearing	423	572
– non-interest-bearing	114	129
Post-retirement medical liability	161	171
Deferred taxation	471	80
Current liabilities	5 765	6 802
Total equity and liabilities	**15 572**	**13 143**
Net asset value per N ordinary share (cents)	2 346	1 234

Abridged Statement of Changes in Equity

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Balance at beginning of year	**3 183**	**3 138**
Effect of adopting AC 501	48	45
As restated	3 231	3 183
Movement in treasury shares	38	79
Share capital and premium issued	761	–
Foreign currency translation	44	(299)
Movement in fair value reserve	41	(9)
Movement in cash flow hedging reserve	21	(20)
Net profit attributable to shareholders	2 600	375
Dividends	(106)	(78)
Balance at end of year	**6 630**	**3 231**

Abridged Cash Flow Statement

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Cash generated by operations	2 368	1 746
Dividends paid	(204)	(109)
Cash flow from operating activities	2 164	1 637
Cash flow from investment activities	(877)	(555)
Cash flow from financing activities	(310)	(555)
Net movement in cash and cash equivalents	977	527

Analysis of Exceptional Items

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Profit on sale of investments	–	23
Profit on dilution of interests in investments	567	8
Asset (impairment)/reversal	(5)	17
	562	48

Calculation of Core Headline Earnings

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Net profit attributable to shareholders	2 600	375
Adjusted for:		
– exceptional items after tax and minorities	(567)	(44)
– impairment of programme rights	–	31
– amortisation and impairment of goodwill	134	420
Headline earnings	2 167	782
Adjusted for:		
– currency translation differences	11	(51)
– creation of deferred tax assets	(470)	(204)
– amortisation of intangible assets	40	54
– AC 133 fair value adjustments	(360)	(44)
Core headline earnings	1 388	537

Supplementary Information

	31 March 2005 R'm	31 March 2004 R'm
Net finance costs	224	664
– net interest (received)/paid	(70)	154
– interest on finance leases	172	187
– net foreign exchange differences	14	(63)
– net fair value adjustments on derivatives (AC 133)	108	386
Investments and loans	1 228	494
– listed investments	1 115	137
– unlisted investments	113	357
Market value of listed investments	3 208	137
Directors' valuation of unlisted investments	113	357
Commitments	2 413	1 743
– capital expenditure	447	394
– programme and film rights	1 483	995
– network and other services commitments	385	165
– decoder commitments	98	189
Operating lease commitments	1 511	631

Directors

T Vosloo (Chairman), JP Bekker (Managing director), JJM van Zyl, E Botha, LN Jonker, NP van Heerden, SJZ Pacak, BJ van der Ross, GJ Gerwel, HSS Willemse, F du Plessis, FTM Phaswana, RCC Jafta

Company secretary

GM Coetzee

Registered Office

40 Heerengracht, Cape Town, 8001
(PO Box 2271, Cape Town, 8000)

Transfer Secretaries

Ultra Registrars (Proprietary) Limited
Fifth Floor, 11 Diagonal Street,
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

ADR Programme

The Bank of New York maintains a Global BuyDIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's website at **www.globalbuydirect.com** or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – Global BuyDIRECT(TM) Church Street Station, PO Box 112588, New York, NY 10286-1258 USA.



NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889
(''the company'')

DIVIDEND NUMBER 76

Notice is hereby given that an annual ordinary dividend at the rate of 70c per N ordinary share and 14c per unlisted A ordinary share has been proposed by the directors and is payable to shareholders recorded in the books of the company at the close of business on 9 September 2005. The proposed dividends are to be confirmed at the annual general meeting to be held on 26 August 2005. An announcement confirming the proposed dividends will be made on SENS on 26 August 2005 and in the press on 27 August 2005.

In compliance with the requirements of STRATE the following dates are applicable:

	2005
• Last day to trade cum dividend	Friday 2 September
• Securities start trading ex-dividend	Monday 5 September
• Record date	Friday 9 September
• Payment date	Monday 12 September

The dividend is declared in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 5 September 2005 and Friday 9 September 2005, both dates inclusive.

By order or the board.

GM Coetzee
Secretary

29 June 2005

Transfer Secretaries:	**Registered office:**
Eyethu Registrars (Proprietary) Limited	Naspers Centre
Registration number 2000/007239/07	40 Heerengracht
11 Diagonal Street	Cape Town 8001
Johannesburg	(P O Box 2271
(P O Box 4844, Johannesburg, 2000)	Cape Town 8000)
Republic of South Africa	Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASPERS LIMITED

Date: June 29, 2005 by

_____ /s/ Stephan J. Z Pacak

Name: Stephan J. Z. Pacak
Title: Director